

June 6, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Kenneth F. Khoury
Executive Vice President, General Counsel and Chief Administrative Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, GA 30328

      Re: Beazer Homes USA, Inc.
              Registration Statement on Form S-3
              Filed May 31, 2017
              File No. 333-218380

Dear Mr. Khoury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

                               Sincerely,

                               /s/ Jay Ingram

                               Jay Ingram
                               Legal Branch Chief
                               Office of Manufacturing and
                               Construction

cc: Cal Smith
        King & Spalding LLP